                                                                    EXHIBIT 99.1
                                                           [English Translation]
                                                               September 9, 2003
                                                            Corporate Disclosure



                              HANARO TELECOM, INC.
                                EQUITY INVESTMENT


1. ISSUING COMPANY

Company name                       CCS                        Company code                                 66790

Corporate classification           Listed                     Total outstanding shares                 4,708,000

Location                           35 Yongsan-dong, Chungju-shi, Chungbuk, Korea


2. REPORTING COMPANY

Company name                       Hanaro Telecom, Inc.       Date of establishment           September 26, 1997

                                   Business registration number                                     214-86-18758

Company location                   1445-3 Seocho-dong,        Phone number                          02-6266-5500
                                   Seocho-ku, Seoul

Main business                      Broadband Internet         Paid-in-capital (KRW)            1,396,613,400,000
                                   access, local telephony

Name of the largest shareholder    LG Group                   Shareholding position (%)                    13.05

Contact                            Mr. Sang Yup Lee, Assistant Manager, Investor Relations
                                   726 Changhang 2-dong, Ilsan-ku, Koyang-shi, Kyunggi-do
                                   Tel. 82 2 6266 4554


3. SHAREHOLDING POSITION (AS OF JUNE 30, 2003)

Reporting Company                         Hanaro Telecom, Inc.

Number of shares owned                                 340,000

Shareholding position (%)                                 7.22

Purpose of equity investment:      To increase competitiveness through share acquisition


4. DETAILS OF CHANGES IN EQUITY INVESTMENT

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
                                                                                  Details
                              Method of                           ---------------------------------------   Acquisition/sales
            Date          acquisition/sale      Type of shares    Before change     Change   After change      price (Won)
        -------------   --------------------    --------------    -------------    -------   ------------   -----------------
        May 30, 2003    New registration (+)    Common shares            -         300,000     300,000           15,000
        May 30, 2003    New registration (+)    CB                       -          40,000      40,000            6,000
        June 30, 2003   Conversion (-)          CB                  40,000         -40,000           -            6,000
        June 30, 2003   Exercise of CB (+)      Common shares            -          40,000      40,000            6,000
Total                                                                    -         340,000     340,000                -